

VIA FACSIMILE AND U.S. MAIL

November 10, 2009

Neev Nissenson
Chief Financial Officer
Phoenix International Ventures, Inc.
61B Industrial Parkway
Carson City, Nevada 89706

> **RE:** **Phoenix International Ventures, Inc.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Forms 10-Q for the Periods Ended March 31, 2009 and June 30, 2009**
> **File No. 333-140257**

Dear Mr. Nissenson:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comment below that specifically requests an amendment, all other revisions may be included in your future filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of the Period Ended December 31, 2008 and December 31, 2007, page 23

2. Please expand your discussion under results of operations for all periods to:

- Quantify the extent to which material increases in revenues are attributable to changes in prices, volume or amount of goods sold, or changes in product mix. For example, you explain on page 23 the increase in revenues is primarily attributable to an increase in sales order and deliveries. However, you do not quantify the impact of increase in sales order and deliveries or quantify the number of sales order and deliveries compared to the prior year; and
- Provide a more robust explanation for the changes in line items within your statements of income. For example, you indicated that the decrease in cost of sales as percentage of total sales is primarily attributable to the increase in high margin orders being delivered without further explanations as to the extent of the increase in gross margins year over year or a discussion of the types of products and/or services that tend to generate higher margins.

This is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion. See Item 303(a)(3) of Regulation S-K.

Earnings (Loss) Per Share, page 24

3. In order not to imply a greater degree of precision than exists, revise your presentations of earnings (loss) per share to round only to the nearest cent.

Liquidity and Capital Resources, page 24

4. You indicate that cash used in operating activities was $67,842 for the year ended December 31, 2008, compared to $209,359 for the year ended December 31, 2007. However, you have not identified the components that resulted in the decrease in your cash flows from operations. Please expand this disclosure to discuss the components that resulted in the decrease in cash flows from operations as well as the underlying reasons for changes in these components, with specific discussions for accounts receivable, inventories, accounts payable and other accrued expenses. Please revise your disclosure for all periods presented.

Financial Statements

General

5. Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the general and administrative expenses line item. In doing so, please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:

- in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented; and
- in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in a line item, such as general and administrative expenses.

6. Please revise your accounting policy footnote to indicate if you include an allocation of your depreciation and amortization to cost of sales. If you do not include depreciation or amortization in your cost of sales, please revise your description of cost of sales on the face of your income statements and elsewhere throughout the filing to read somewhat as follows: "Cost of sales (exclusive of depreciation and amortization shown separately below)." Please also remove any references in the filing to gross profit or gross profit margin, if you do not include a portion of your depreciation and amortization in cost of sales. See SAB Topic 11:B.

Balance Sheets, page 29

7. Please revise to disclose the number of common stock shares issued and outstanding as of each period presented. Your current disclosure only presents the amount outstanding as of the most recent period.

Income Statements, page 30

8. On page 43, you disclose that the contingent sum of $556,154 that was previously expensed has been recovered. You indicate that you agreed to pay the contingent sum in the event that you default on purchase credits or if you are awarded a one-time contract from a specific customer before May 26, 2008. Since the one-time specific contract was not received, you have recorded a recovery of contingency. Given that you still have $384,000 in trade credits, please tell us how you determined that it was appropriate to record partial recovery of this contingency. Please cite the accounting literature used to support your conclusion. Please also tell us if there is a specified time period during which you must deliver the trade credits and the circumstances, if any, under which you could be required to pay cash in lieu of trade credits.

Statements of Cash Flows, page 32

9. We note your disclosure on page 34 that you sold trade receivables for a loss of $32,047 during 2008. Please revise to quantify the dollar amount of receivables sold during each period presented. Please also disclose the terms associated with your sale of receivables, including any responsibility you have for repurchasing the receivables previously sold. Please revise your statement of cash flows to more clearly disclose the impact of your sale of receivables for each period presented.

Note 1 – Summary of Significant Accounting Policies
Revenue Recognition, page 35

10. In comment 19 to our comment letter dated February 23, 2007, we requested that you
discuss and disclose all revenue streams in your revenue recognition policy. In your
response letter dated May 14, 2007, you agreed to disclose all revenue streams in your
revenue recognition policy. Please disclose your accounting policy for revenue
recognition as it relates to your manufacturing, remanufacturing and upgrading activities.
Please also include a discussion of all relevant revenue streams that are not mentioned
above including, but not limited to, feasibility study contracts. Please also revise your
critical accounting policies as necessary to be consistent with your revised revenue
recognition policies as described in your financial statement footnotes.

Note 8 – Related Party Transaction, page 39

11. Your disclosures appear to explain only $30,311 of the $232,304 in "due to related party"
current liabilities as of December 31, 2008. Please revise to disclose what the remainder
of your "due to related party" current liabilities pertain to and the repayment terms
associated with these liabilities.

Note 11 – Income Taxes, page 42

12. Please revise your income tax rate reconciliation to disaggregate the material components
of "permanent differences" and "other temporary differences" into more meaningful
components so that investors are able to more clearly understand the nature of each
significant adjustment.

Controls and Procedures
Management's Report on Internal Control over Financial Reporting, page 44

13. Please specifically state the conclusion of your evaluation of your internal controls over
financial reporting. Your current disclosure indicates that your "internal controls and
procedures were not effective to detect the inappropriate application of US GAAP."
Please revise your disclosure to simply state whether your internal controls over financial
reporting are "effective" or "not effective." Refer to Item 308(a)(3) of Regulation S-K.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2009

General

14. Please address the comments above in your interim filings as well.

Exhibits 31.1 and 31.2

15. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

16. You have replaced the word "report" with "quarterly report" in paragraphs 2, 3, and 4 of your certifications. Please revise your certifications to use the word "report" instead of the description of the corresponding report. Your certifications should be in the exact form as required in Item 601(b)(31) of Regulation S-K.

17. Since you have conducted the evaluation of your internal control over financial reporting, as required by Exchange Act Rules 13a-15 and 15d-15, and provided an assessment and a conclusion as to the effectiveness of your internal control over financial reporting, as required by Item 308T(a) of Regulation S-K in your Form 10-K for the year ended December 31, 2008, please amend your Forms 10-Q for the periods ended March 31, 2009 and June 30, 2009 to revise your certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K. When you amend your filings, please be sure to also include currently dated management certifications, which refer to the Forms 10-Q/A.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief